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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUFHAUSER SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET
(No. and Street)

NEW YORK NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KEITH AUFHAUSER +1-212-246-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA PC (PCAOB 3647)
(Name – *if individual, state last, first, middle name*)

260 MIDDLE COUNTRY RD, STE 8B SELDEN NY 11784
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 2 6 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUFHAUSER SECURITIES INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

R K Aufhauser
Signature

PRESIDENT
Title

LENA A DIMINO
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
LIC. # 01DI6030099
COMM. EXP. 9/7/2021

L Dimino
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Aufhauser Securities, Inc.
New York, NY 10019

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aufhauser Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aufhauser Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Aufhauser Securities, Inc.

Basis for Opinion

These financial statements are the responsibility of Aufhauser Securities, Inc.'s management. Our responsibility is to express an opinion on Aufhauser Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered ith the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aufhauser Securities, Inc. In accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4 have been subjected to audit procedures performed in conjunction with the audit of Aufhauser Securities, Inc.'s financial statements. The supplemental information is the responsibility of Aufhauser Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content. is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Reconciliation of Computation of Net Capital Pursuant to SEC Rule 17a-5d-4is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Aufhauser Securities, Inc. auditor since 1994.

Michael Damsky

Michael Damsky CPA, P.C.
Selden, New York
February 21, 2020

AUFHAUSER SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2019 (decimal values are rounded)

Assets	
Cash & Liquid Money Market Funds	$1,591,896
Receivables from broker dealers, exchanges and clearing organizations (net of allowances)	$138,606
Other receivables	
Total Assets	$1,730,502
Liabilities and Stockholder's Equity	
Liabilities	
Payable to Broker Dealers	$444
Accounts Payable and Accrued Expenses	$67,401
Total Liabilities	$67,845
Stockholder's Equity	
Common Stock	$30,000
Additional Paid in Capital	$480,000
Retained Earnings	$1,152,657
Total Stockholder's Equity	$1,662,657
Total Liabilities and Stockholder's Equity	$1,730,502

AUFHAUSER SECURITIES INC.

STATEMENT OF INCOME

Year Ending December 31, 2019 (decimal values are rounded)

Income		
Commission	$729,299	
Interest Income	$48,222	
Other Income	$59,676	
Total Income		$837,197
Expense		
Employee Compensation	$276,043	
Commission Expense, Clearing and Exchange fees	$317,581	
Rent Expense	$108,000	
Regulatory Fees	$30,590	
Professional Fees	$10,485	
Other Expense including State and Local Taxes	$49,129	
Total Expense		$ 791,828
Income before Federal Taxes		$ 45,369
Provision for Federal Income Tax		$ 11,594
Net Income after Federal Taxes		$ 33,775

AUFHAUSER SECURITIES INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ending December 31, 2019 (decimal values are rounded)

	Common	**Paid In**	**Retained Earnings**	**Total Shareholder Equity**
Balance at 1/1/2019	$30,000	$480,000	$1,118,882	$1,628,882
Net Income			$33,775	$33,775
Balance at 12/31/2019	$30,000	$480,0000	$1,152,657	$1,662,657

AUFHAUSER SECURITIES INC.

STATEMENT OF CASH FLOWS

Year Ending December 31, 2019 (decimal values are rounded)

Cash Start of Year	*-nil--*
Cash Flows from Operating Activities	
Net income	*33,775*
(increase) decrease in operating assets	
Liquid Money Market Instruments	*(63,959)*
Receivables from broker dealers, exchanges and clearing organizations (net of allowances)	*80,659*
Other receivables	*757*
increase(decrease) in operating liabilities	
Payable to Broker Dealers	*(541)*
Payables to affiliates	*(18,000)*
Accounts Payable and Accrued Expenses	*(32,691)*
Cash at end of year (excludes money market)	*0*

AUFHAUSER SECURITIES INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019

Organization and Nature of Business:

Aufhauser Securities, Inc. (the "Company"), established on June 14, 1994, is registered as a broker-dealer under the Securities and Exchange Act of 1934, and also is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates as a discount broker. It clears all transactions on a fully disclosed basis through a clearing broker.

Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company has traded in stocks and options for its own accounts.

The Company is registered with the SEC as a market maker, but it has not made any market during calendar year 2019.

Securities are carried at market value.

Revenue Recognition

Commission revenues include commissions and mutual fund distribution fees, which are all accrued as earned

Securities transactions and the related commission revenue and expenses are recorded on the trade date. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Cash and Liquid Money Market Funds

The company has no bank account. All funds are maintained at our clearing broker, Pershing LLC, either as a credit balance or in the form of a liquid government money market fund (Federated US Treasury USTI). The company defines a liquid government money market fund as a money fund that invests only in short term government securities. At December 2019, cash was zero and government money market funds amounted to $1,591,896. In order to pay current expenses, the Company operates a "Cash Management Account" at its clearing broker and

carries the balance in that account as an asset due from its clearing broker.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Financial Statements in accordance with ASC 740, Income Taxes *("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. As of December 31, 2019, the company's income tax provision is $20,562.*

Receivable From and Payable to Broker-Dealers, Exchanges, and Clearing Organizations

Receivable from brokers include cash held at clearing brokers, amounts receivable for unsettled transactions, and fees & commissions payable and receivable. The Company executes trades which are cleared by clearing broker and is subject to credit risk in the event counterparty does not fulfill its obligation to complete a transaction. Under the terms of its arrangements with the clearing broker, the clearing broker has the right to charge the Company for losses resulting from the Company's failure to fulfill its contractual obligations, and these losses are not capped. At December 31, 2019, the Company had not recorded any liabilities with regard to this right.

Securities owned, at fair value

Fair Value Measurement

ASC 820, "Fair Value Measurement and Disclosures" defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: These are inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: These are inputs (other than quoted prices included

within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: These are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include The Company' own data.

Securities owned are recorded at estimated fair value using closing exchange quoted prices. Principal securities transactions and related revenues and expenses are recorded on a trade date basis. At December 31, 2019 the securities owned consisted of a US Treasury money market fund valued at $1,591,896 .

Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, (Rule 15c3-1) which requires the maintenance of minimum net capital. As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2019, the company reported a net capital of $ 1,630.820 which exceeded that minimum requirement of $250,000 by $1,380,820.

The company's minimum net capital requirement, according to SEC 15c3-1 is $250,000. Nonetheless, during the period January 1, 2019 through December 31, 2019, the company reported (and exceeded) a minimum net capital on its FOCUS reports through an abundance of caution. In calculating the net capital, the company relied on its understanding of 15c3-(1)(D)1 and 15c3-(1)(M)(1) in calculating the haircut on its holdings of the Federated US Treasury money market (with no deduction for undue concentration).

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k) (2) (ii), because it does not carry security accounts for customers or perform custodial functions related to customer securities.

Litigation, Arbitration, Regulatory Action

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as broker dealer in securities. Management believes that as of December 31, 2019, that the Company is not subject to any litigation, arbitration, or regulatory action.

Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions on behalf of customers. These activities may expose the Company to off-balance sheet credit and market risk in the event the Company's clearing broker is unable to complete a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

Market Risk

Market risk is the risk of loss resulting from adverse changes in market rates and prices, including interest rates and foreign currency exchange rates. As of December 31. 2019 the company incurred no such risk.

Margin Risk

Margin risk occurs because the Company may borrow funds in order to increase the amount of capital available for investing or trading purposes. As of December 31, 2019, the company had no margin loans payable.

Concentration

The Company is dependent on its clearing brokers to execute its trading strategy and is exposed to risk if the clearing brokers fail to meet their obligations. The replacement of this service could take several months, thereby affecting the normal operations of company.

Transactions with Related Parties

The Company has a services, space sharing, and expense agreement with an affiliated company. This agreement covers support services provided by the affiliated employees, fixed expenses, and office space utilized by the Company. As of December 31, 2019, total payable to affiliates was zero.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 23, 2020, which is the date the financial statements were issued. A reexamination of certain deductions made in the calculation of the SIPC premium due for the period ending 12/31/2019 indicates that the firm had a balance due of $304. Aside from that, there have been no material subsequent events that occurred during such period that would be required to be recognized in the financial statements as of and for the year ended December 31, 2019.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1

Year Ended December 31, 2019

Members' Capital		*$1,662,658*
Deductions		
Non-allowable assets		
Securities owned		
Commission and fee receivable		
Other assets		
Net capital before haircuts		*$1,662,658*
Haircuts on Securities		
Other securities		*$31,838*
Total haircuts		
Net capital after haircuts		*$1,630,820*
Computation of alternative net capital requirement		
Minimum net capital required (the greater of $250,000 or 6 2/3% of Aggregate Indebtedness		*$250,000*
Excess net capital		*$1,380,820*

Paragraph pursuant to d)(4) of SEC Rule 17a-5:

There are no material differences between the above computation and the unaudited Part II Focus filed by the *Company as December 31, 2019, except for de minimis accrued taxes.*

AUFHAUSER SECURITIES, INC.

CLAIM FOR EXEMPTION FROM THE REPORTING EQUIREMENTS OF SEC RULE 15c3-3

YEAR ENDED DECEMBER 31, 2019

Pursuant to the Securities and Exchange Act of 1934, rule 17a-5, we provide the following statement:

The Company is a non-clearing, introducing broker. The Company operates with a minimum net capital requirement of $250,000. The Company claims exemption from SEC rule 15c3-3 relating to the custody of customer funds in accordance with SEC rule 15c-3-3(k)(2)(ii). The Company met the requirements of SEC rule 15c3-3(k)(2)(ii) throughout the period from January 1, 2019 through December 31, 2019.

K Aufhauser

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD
SELDEN, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

To the Stockholders' of Aufhauser Securities, Inc.
New York, NY 10019

We have reviewed management's statements, included in the accompanying Claim for Exemption in which Aufhauser Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aufhauser Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Aufhauser identified 15c-3-3(k)(2)(ii). and Aufhauser Securities Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Aufhauser Securities Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aufhauser Securities Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) *(2)(ii),* of Rule 15c3-3 under the Securities Exchange Act of 1934.

MICHAEL DAMSKY CPA, P.C.

Michael Damsky

Selden, February 21, 2020